Mail Stop 3561

December 31, 2008

Keith Bootow
President
International Vineyard, Inc.
35502 Camino Capistrano
Dana Point, CA 92624

> **Re:** **International Vineyard, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement to**
> **Form SB-2 on Form S-1**
> **Filed December 10, 2008**
> **File No. 333-146478**
> **Form 10-KSB as amended for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008 and April 14, 2008, respectively**
> **Form 10-Q for Quarter Ended September 30, 2008**
> **Filed November 12, 2008**

Dear Mr. Bootow:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1

1. We note you filed a consent for the use of your accountant's report although the report itself was not filed. Please amend your filing to include the report as required by Article 2 of Regulation S-X.

2. Please also file an updated consent of your public accountants with your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

Form 10-K as amended for Fiscal Year Ended December 31, 2007

3. We note that you state on the cover of your Form 10-K that you have common stock registered under Section 12(g) of the Securities Exchange Act of 1934. However, it does not appear that you have made such registration. Please revise or advise us. In this regard, please also advise us the basis for quotation of your common stock on the OTCBB.

Controls and Procedures, page 27

4. We note your statement that "… our chief executive officer and chief financial officer believe that, as of December 31, 2007, our internal control over financial reporting is effective …" based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Given the reference to these criteria, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Signatures

5. We note that you did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer *on behalf of the registrant* in the second signature block as required by General Instruction C(2)of Form 10-KSB. Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block. In addition, please revise the first paragraph to clearly indicate the person signing was duly authorized to do so. See the Signatures section of Form 10-KSB.

Exhibit 31.1 and 31.2

6. Your certification should appear exactly as set forth in current Item 601(b)(31)(i) of Regulation S-K. For example, in paragraph 4 you have omitted portions of the preambulary language in the lead-in paragraph and you have omitted a sub-paragraph between present sub-paragraph (a) and (b). Further, in paragraph 5 you twice reference "small business issuer's," rather than registrant. Please revise.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 4. Controls and Procedures

7. We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

***

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael J. Muellerleile, Esq.